Exhibit 12.01

CSK AUTO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Fiscal Year Ended
	February 1,	February 2,	February 3,	February 4,	January 30,
	2004	2003	2002	2001	2000
Income (loss) before income taxes and cumulative effect of change in accounting principle	$16,123	$34,260	$(28,042)	$5,193	$45,548
Fixed charges
Interest expense	50,991	62,261	61,608	62,355	41,300
Interest portion of rentals	37,746	37,950	38,594	38,700	30,799

Total fixed charges	88,737	100,211	100,202	101,055	72,099
Earnings before income taxes and fixed charges	$104,860	$134,471	$72,160	$106,248	$117,647
Ratio of earnings to fixed charges	1.18x	1.34x	(1)	1.05x	1.63x

(1)	The ratio of earnings to fixed charges from the fiscal year ended February 3, 2002 was less than one-to-one coverage. In order to achieve one-to-one coverage, an additional $28.0 million of income would be required.

Computation of Pro Forma Ratio of Earnings
to Fixed Charges for the Fiscal Year Ended February 1, 2004 After
Adjustment for Refinancing

Income (loss) before income taxes and cumulative effect of change in accounting principle and fixed charges	$104,860

Fixed charges, as above	88,737
Adjustment:
Estimated net decrease in interest expense from Refinancing	(14,607)

Total pro forma fixed charges	$74,130

Proforma ratio of earnings to fixed charges	1.41x